

July 22, 2014

Via E-mail
Stephen A. Kaplan
Manager
OCM HoldCo, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

   Re: OCM HoldCo, LLC
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed March 28, 2014
     File No. 000-52042

Dear Mr. Kaplan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibits 31.1 and 31.2

1. Please refer to comment 2 in our letter to you dated September 28, 2011 and your response to that letter dated October 13, 2011. The certifications required by Exchange Act Rule 13a-14(a) should track the language exactly as set forth in Item 601(b)(31) of Regulation S-K and not include the phrase "a Manager of OCM HoldCo, LLC" in the beginning of each certification. Consistent with your prior response, in future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief